September 25, 2019

Jason Chang
Chief Executive Officer
Sunstock, Inc.
111 Vista Creek Circle
Sacramento, California 95835

       Re: Sunstock, Inc.
           Form 10-K for Fiscal Year Ended December 30, 2018
           Forms 10-Q for Fiscal Quarter Ended June 30, 2019
           Filed June 16, 2019 and September 16, 2019
           File No. 000-54830

Dear Mr. Chang:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K filed June 16, 2019

Signitures, page 20

1. Your 10-K should be signed by at least the majority of your board of directors or persons performing similar functions. Refer to General Instruction to Form 10-K D2(a).
Inventories, page F-7

2. We note your disclosure that you anticipate holding precious metals as a long-term investment. We also note that you plan to hold these precious metals until they exceed certain price targets which suggests that such amounts will not be realized in cash within one year from the balance sheet date. Please advise how precious metals held until they exceed certain price targets meet the GAAP definition of inventories, which are typically product held for immediate sale. In short, please tell us why you have classified your precious metals as inventory on your balance sheets and your basis in GAAP that supports
 Jason Chang
Sunstock, Inc.
September 25, 2019
Page 2
         your accounting for changes in the fair value of the precious metals in the statements of operations. We may have further comment.
Form 10-Q filed September 16, 2019

Note 3 Recent Accounting Pronouncements, page 12

3. We note your disclosure that you adopted ASU No. 2017-11 on January 1, 2019 and the
         ASU did not have a material effect on your financial statements. You also state in your most recent Form 10-Q that "from time to time, the Company has issued notes with embedded conversion feature". You indicate that such features contain price protection or anti-dilution features that result in these instruments being treated as derivatives for accounting purposes. Please explain the "price protection or anti-dilution" features contained in these instruments. Please tell us your consideration of whether the new guidance in ASC 815-10-15-75A impacts the accounting for your embedded conversion features in the notes. Please specially address why such guidance would not qualify such variable conversion features for a scope exception from derivative accounting. Please be detailed in your response addressing the reasons your embedded conversion features represent derivatives under existing accounting literature.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Tony Watson (Staff Accountant) at (202) 551-3318 or Jim Allegretto (SACA) at (202) 551-3849 with any questions.



FirstName LastNameJason Chang                                  Sincerely,
Comapany NameSunstock, Inc.
                                                               Division of
Corporation Finance
September 25, 2019 Page 2                                      Office of
Consumer Products
FirstName LastName